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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08025427

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-25933

Washington, DC
101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas J. Herzfeld & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10491 S.W. 97th Avenue
(No. and Street)

Miami (City) Florida (State) 33176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cecilia Gondor 305-271-1900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

RECD S.E.C.
FEB 22 2008
503

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Thomas J. Herzfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas J. Herzfeld & Co., Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

CECILIA GONDOR
Notary Public - State of Florida
My Commission Expires Mar 21, 2009
Commission # DD 382061
Bonded By National Notary Assn.

(Notary Public)

(Signature)

President
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Ruke 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

THOMAS J. HERZFELD & CO., INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 5

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Thomas J. Herzfeld & Co., Incorporated
Miami, Florida

We have audited the accompanying statement of financial condition of Thomas J. Herzfeld & Co., Incorporated as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thomas J. Herzfeld & Co., Incorporated as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 14, 2008

THOMAS J. HERZFELD & CO., INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
CASH AND CASH EQUIVALENTS	$	133,260
RECEIVABLE FROM BROKER (NOTES 2 AND 4)		418,879
SECURITIES OWNED, AT MARKET (NOTE 4)		72,005
DUE FROM RELATED PARTY (NOTE 5)		55,373
LOAN TO STOCKHOLDER		6,377
PROPERTY AND EQUIPMENT, NET		1,278
	$	687,172
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	35,000
COMMITMENT (NOTE 5)		
STOCKHOLDER'S EQUITY		652,172
	$	687,172

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Thomas J. Herzfeld & Co., Incorporated (the Company) is a broker-dealer, which acts in a principal capacity, buying and selling securities for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. From time to time, the Company maintains account balances with financial institutions in excess of federally insured limits.

Securities Transactions

Securities transactions and related commissions are reported on a trade date basis. Securities owned are valued at quoted market or dealer quotes.

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment, the estimated useful lives of the assets. As of December 31, 2007, the Company had property and equipment with a cost of $2,080 and accumulated depreciation of $802.

Income Taxes

The Company, with the stockholder's consent, has elected to be treated as an S Corporation for federal and state income tax purposes. Under this election, no provision for income taxes is made since such taxes are the personal responsibility of the stockholder.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. RECEIVABLE FROM BROKER

The amount receivable from broker is a combination of cash and cash equivalents at the broker and the differential of amounts due to and from the Company on securities transactions.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2007, the Company's "Net Capital" was $571,991, which exceeded the requirements by $471,991. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.06 to 1 at December 31, 2007.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Operations

The primary clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Richmond, Virginia. At December 31, 2007, all securities owned and the amount receivable from broker, as reflected in the accompanying statement of financial condition, are held by and due from this broker.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4. RISK CONCENTRATIONS (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing broker, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 5. RELATED PARTY TRANSACTIONS AND COMMITMENT

Thomas J. Herzfeld Advisors, Inc.

The president and sole stockholder of the Company is also the president and sole stockholder of Thomas J. Herzfeld Advisors, Inc. (the Advisor), a registered investment advisor. The individual entities share common office facilities and personnel. Various expenses have been allocated between the companies based upon services rendered by common personnel and usage of common office facilities. As of December 31, 2007, $55,373 was due from the Advisor.

The Herzfeld Caribbean Basin Fund, Inc.

The Company provides brokerage services for the Herzfeld Caribbean Basin Fund, Inc. (the Fund), a closed-end management investment company. The Company's president and sole shareholder is the portfolio manager and president of the Fund.

Office Lease

The president and sole stockholder of the Company is the owner of the Company's office facility. The Company occupies its office space under a five-year lease, expiring November 30, 2012, with annual rent amounting to $48,000, with approximately one-half alocated to the Advisor.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:	Ft. Lauderdale:	Boca Raton:	Naples:	Ft. Myers:
2699 s. bayshore drive suite 300 miami, florida 33133	200 e. broward blvd. suite 1310 ft. lauderdale, florida 33301	225 n.e. mizner blvd. suite 250 boca raton, florida 33432	5100 tamiami trail north naples, florida 34103	12730 new brittany blvd. suite 202 ft. myers, florida 33902
305 858 5600 **305** 856 3284 fax	**954** 713 7444 **954** 759 7877 fax	**561** 394 5100 **561** 750 9781 fax	**239** 332 5711 **239** 344 2222 fax	**239** 332 5711 **239** 344 2222 fax

World Wide Web:
www.kaufmanrossin.com

END